THOMAS GROUP, INC.

5221 North O’Connor Boulevard, Suite 500

Irving, TX  75039

June 18, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Thomas Group, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 13, 2009
File No. 0-22010

Dear Ms. Marrone:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 5, 2009 regarding our Form 10-K for the year ended December 31, 2008 and our Form 10-Q for the period ended March 31, 2009.  For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.  With respect to the Staff’s comments, we propose to provide disclosure in our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.                                       We note that you decreased your deferred tax asset valuation allowance in 2008 by $59,000, resulting in a $58,000 balance at December 31, 2008.  Please tell us how you determined it is more likely than not that the remaining $1.8 million net deferred tax asset will be realized.  In addition, in future filings please disclose the material assumptions underlying your determination that the net asset will be realized, including disclosure of the use of tax-planning strategies as well as expectations of future income.  In your response please provide us with an example of your proposed disclosure for the June 30, 2009 10-Q.

Response:

As we discuss in the referenced reports on Form 10-K and Form 10-Q, income taxes (including our deferred tax asset and deferred tax liability) are calculated in accordance with the requirements of FASB Statement No. 109, Accounting for Income Taxes.  FASB No. 109 requires that, when determining whether to record a valuation allowance for a deferred tax asset, we must assess whether it is more likely than not that this asset will be realized.

Background

For several years we have engaged outside advisors to assist with the preparation of our tax returns and to review the income tax provision included in our financial statements.  These services were previously provided by two different accounting firms, but in late 2008 we consolidated these functions in a single, new firm — RSM McGladrey Inc. (“RSM”) — to reduce our costs while ensuring the quality of our compliance efforts for both tax reporting and GAAP financial statement purposes.

As part of its engagement, RSM performed an extensive review of our tax returns for the years ended December 31, 2002 through 2007 and assisted us in the preparation of our tax provision for our financial statements as of December 31, 2008, including the accounting for the deferred tax asset.  The time period covered by this review included the period giving rise to the Internal Revenue Code Section 382 limitation referred to in our Form 10-K for the year ended December 31, 2008.  During 2003 we had engaged in a capital raising transaction that resulted in a more than 50% change in ownership.  As a result of RSM’s review and a subsequent recalculation of the Section 382 limitation for future years, we determined that the valuation allowance was overstated, requiring an adjustment of $59,000.  We calculate that Section 382 limits the amount of net operating loss that we can apply annually to $172,985 per year through 2022.  Our internal forecasts indicate that we should have sufficient taxable income to utilize this net operating loss carryforward through 2022, except that $171,390 (or $58,273 after tax, which is the current valuation allowance) is unable to be utilized due solely to the limitation on the allowed carryforward period.

Management reviewed the workpapers prepared by RSM and concurred in the revised calculation.  As part of our annual audit, these workpapers were also reviewed by our independent registered public accounting firm, Hein & Associates LLP.

Assessment of the potential realization of the deferred tax asset

Management also examined the potential that we would be able to realize this deferred tax asset.  The deferred tax asset can be realized only if we generate profits in future periods before the net operating loss carryforwards expire.  Therefore, the most critical assumption in this analysis is that we can return to profitability in future years in order to utilize this deferred tax asset.  In making this assumption, management had to assess whether it was more likely than not that we would generate adequate profits prior to 2022.

In recent years we have been profitable.  We view our recent losses as symptomatic of specific contractual events, exacerbated by a temporarily difficult general economic environment.  For the fiscal year ended December 31, 2008, we incurred a loss.  This loss was due in large part to the expiration and non-renewal of our two largest contracts with the U.S. Navy, as described on pages 10, 28 and 29 of our referenced Form 10-K and in previous filings.

We responded to the loss of these contracts by implementing major cost-containment initiatives, reorganizing our management structures, enhancing our product and service offerings and implementing enhanced business development processes.  Our cost containment initiatives have dramatically reduced both our Costs of Sales and Selling, General & Administrative expenses.  However, as we also discuss on page 15 of our Form 10-Q for the quarterly period ended March 31, 2009, “…our ability to return to profitability will ultimately depend on our success in generating new revenues from new clients.”

We have demonstrated the ability to generate significant profits in prior years.  During the three years prior to 2008, we generated profits before taxes of $7,046,000, $11,505,000 and $7,945,000 in 2007, 2006 and 2005, respectively.  Furthermore, our Board of Directors is committed to our return to profitability.  To that end in early 2008 it hired a new management team with the directive to build a sustainable, profitable consulting firm on the foundation of our prior 30 years of providing successful results to our clients in the United States and abroad.  We were fortunate to have no long term debt and a significant cash balance when we began to address this situation.  Thus, we have not yet faced the liquidity challenges that many companies are currently addressing.  As we state in our filings, we continue to believe that our available financial resources will be sufficient to allow us to return to profitability.

Management has assessed the level of revenue that would be required to generate a profit with our lowered cost structure.  We believe that generating such level of revenue is within our reasonable capacity given current and reasonably expected business levels within a reasonable time frame such that we will be able to utilize the net operating loss carryforwards prior to 2022.

While we do not publicly disclose bookings or backlog because we believe the uncertainties associated with cancelable contracts, particularly in our commercial business, can be easily misinterpreted by the recipient and thus may render such information misleading, management determined that we should be able to utilize these net operating loss carryforwards based in part on its assessment of the business opportunities currently in our business development pipeline.  In management’s view, those opportunities are both greater in quantity and of a higher probability of success than the opportunities that were present when the current management team began managing the company in early 2008.

Furthermore, we anticipate that, due to many of the changes we have made in our approach to our market as described in Item 1. Business of our Form 10-K, such a return to profitability should be sufficiently sustainable to allow for the utilization of the applicable net operating losses prior to their expiration in 2022.  Because of the indefinite nature of the exact timing of our return to profitability, our inability to control such timing, and the possibility that statements regarding our internal expectations with respect to such events could create misleading assumptions as to the timing of our return to profitability, we do not publicly disclose management’s forecasts regarding future profitability.

Analyzed in accordance with the standard set forth in FASB No. 109, we believe that the preponderance of both positive and negative information indicated at December 31, 2008 and again at March 31, 2009 that it was more likely than not that this deferred tax asset would be realized.  Obviously this assessment is something that we revisit with both our tax advisors and our independent registered public accounting firm in the course of the preparation of our quarterly financial statements and our annual audited financial statements.

Proposed language for Form 10-Q for the quarterly period ending June 30, 2009

Assuming that we conclude from our analysis as of June 30, 2009 that it continues to be more likely than not that this deferred tax asset will be realized, we propose to include in our Form 10-Q for the quarter then ended the following language (in lieu of disclosure similar to the fourth paragraph under Deferred Taxes on page 19 of our Form 10-Q for the quarterly period ended March 31, 2009):

“Further, our assessment included a review of the critical assumptions affecting the ultimate realizability of this deferred tax asset.  In order for us to be able to utilize the tax deductions that give rise to this deferred tax asset, we will need to generate adequate profits in the future.  As a result, and particularly in light of our net losses in recent periods, it is management’s view that the most critical assumption affecting the realizability of this deferred tax asset is the assumption that we will be able to return to sustained profitability.  In order to achieve such profitability, we will need to generate additional revenue from new clients and to continue the recent success of reducing costs and operating with a lower cost structure.  We believe that our 30-year history of success in delivering high quality services to our clients, our recent efforts to diversify our product and service offerings to appeal to a broader range of potential customers, and our recent success at reducing and managing costs are all positive factors in assessing the likelihood of our future profitability.  Although it is impossible to predict with certainty when or if we will return to profitability, management is committed to this outcome and believes that, based on the preponderance of evidence as of the end of the quarter, we will be able ultimately to achieve this goal.  Therefore, we have concluded as of this point in time that it is more likely than not that Thomas Group will be able to utilize this deferred tax asset.

If future analyses of the positive and negative evidence indicate that it is more likely than not that some portion or all of the net deferred tax asset will not be realized, an additional valuation allowance may be required, which could have a negative effect on net income in the period that it becomes more likely than not that deferred tax assets will not be realized.”

Form 10-Q for the Period Ended March 31, 2009

Exhibits 31.1 and 31.2

2.                                       We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications in your Form 10-Q for the period ended March 31, 2009.  Please amend your Form 10-Q for the quarter ended March 31, 2009 to conform your certifications to the exact wording as provide in Item 601(b)(31) of Regulation S-K.  Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.  In addition, please confirm for us that these changes will be incorporated into all future filings.

Response:

We have included certifications that comply with Item 601(b)(31) of Regulation S-K in our abbreviated amendment to our Form 10-Q for the period ended March 31, 2009 filed concurrently herewith.  We hereby confirm that all of our future certifications will be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * * *

Thomas Group, Inc. acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Earle Steinberg, Chief Executive Officer of Thomas Group, Inc., at (972) 869-3400 or David G. Monk of Baker Botts L.L.P. at (214) 953-6591.